SEC   06050031   ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

AUG 2 9 2006

SEC FILE NUMBER

8- 49045

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __07/01/05__ AND ENDING __06/30/06__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CENTURION SECURITIES CORPORATION

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

319 Lafayette St.
                                    (No. and Street)

Washington   MO   63090
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Unnerstall and Unnerstall, Certified Public Accountants, P.C
                    (Name – if individual, state last, first, middle name)

18 W. Second St. , Washington   MO   63090
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

SEP 1 1 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _Harold Vannier_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _CENTURION Securities Corporation_ , as of _June 30_ , 20 _06_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

NANCY A. FELDMANN
Notary Public - Notary Seal
State of Missouri - County of Franklin
My Commission Expires Dec. 7, 2008
Commission #04475378

_____
Signature

_C OO / CFO_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CENTURION SECURITIES CORPORATION

AUDIT REPORT

For the year ended June 30, 2006

CENTURION SECURITIES CORPORATION

TABLE OF CONTENTS

UNNERSTALL AND *UNNERSTALL*, CERTIFIED PUBLIC ACCOUNTANTS, P.C. • 18 WEST SECOND STREET • WASHINGTON, MISSOURI 63090-2531



Tim A. Unnerstall, C.P.A.
Steven G. Unnerstall, C.P.A.

18 West Second Street
Washington, MO 63090-2531

UNNERSTALL
——— and ———
UNNERSTALL

Certified Public Accountants, P. C.

Phone: 636-239-6439
Fax : 636-239-1052

info@unncpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Centurion Securities Corporation
Washington, Missouri

We have audited the accompanying statement of financial condition of
Centurion Securities Corporation (the Company) as of June 30, 2006, and
the related statements of operations, changes in stockholder's equity,
and cash flows for the year then ended filed pursuant to Rule 17a-5
under Securities Exchange Act of 1934. These financial statements are
the responsibility of the Company's management. Our responsibility is
to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally
accepted in the United States of America. Those standards require that
we plan and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material misstatement. An
audit includes examining, on a test basis, evidence supporting the
amounts and disclosures in the financial statements. An audit also
includes assessing the accounting principles used and significant
estimates made by management, as well as evaluating the overall
financial statement presentation. We believe that our audit provides a
reasonable basis for our opinion.

In our opinion, the financial statements referred to above present
fairly, in all material respects, the financial position of Centurion
Securities Corporation as of June 30, 2006, and the results of its
operations and its cash flows for the year then ended in conformity with
accounting principles generally accepted in the United States of
America.

Our audit was conducted for the purpose of forming an opinion on the
basic financial statements take as a whole. The information contained
in the Supplementary Information is presented for purposes of additional
analysis and is not a required part of the basic financial statements,
but is supplementary information required by Rule 17a-5 under Securities
Exchange Act of 1934. Such information has been subjected to the
auditing procedures applied in the audit of the basic financial
statements and, in our opinion, is fairly stated in all material
respects in relation to the basis financial statements taken as a whole.

Unnerstall and Unnerstall

Unnerstall and Unnerstall
Certified Public Accountants, P.C.

August 24, 2006

1

CENTURION SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2006

ASSETS

Cash	$	1,138
Deposits with Clearing Organizations		5,827
Accounts Receivable		10,034
Other Assets		135
Total Assets	$	17,134

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES
Acccunts Payable $ 9,161

STOCKHOLDER'S EQUITY
Common Stock, no par value;
   30,000 shares authorized
   228 shares issued and outstanding $ 21,488
Retained Earnings (Deficit)   (11,610)
Treasury Stock, at cost - 76 shares   (1,905)
   Tctal Stockholder's Equity $ 7,973

Total Liabilities and Stockholder's Equity $ 17,134

The accompanying notes are an integral part of these financial statements

2

UNNERSTALL AND UNNERSTALL, CERTIFIED PUBLIC ACCOUNTANTS, P.C. • 18 WEST SECOND STREET • WASHINGTON, MISSOURI 63090-2531

CENTURION SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2006

REVENUES
  Commissions $ 113,132

EXPENSES
Commissions	$ 102,256
Professional Fees	3,751
Licensing and Registration	3,395
Office and Administration	3,386
Occupancy	2,253
Insurance	1,389
Total Expenses	$ 116,430

INCOME (LOSS) BEFORE INCOME TAXES	$ (3,298)
PROVISION FOR INCOME TAXES	-
NET INCOME (LOSS)	$ (3,298)
RETAINED EARNINGS (DEFICIT) - Beginning	(8,312)
RETAINED EARNINGS (DEFICIT) - Ending	$ (11,610)

The accompanying notes are an integral part of these financial statements

3

UNNERSTALL AND UNNERSTALL, CERTIFIED PUBLIC ACCOUNTANTS, P.C. • 18 WEST SECOND STREET • WASHINGTON, MISSOURI 63090-2531

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance at June 30, 2005	$ 17,888	$ (8,312)	$ (1,905)	$ 7,671
Contributed Capital	3,600	-	-	3,600
Net Income (Loss)	-	(3,298)	-	(3,298)
Balance at June 30, 2006	$ 21,488	$(11,610)	$ (1,905)	$ 7,973

The accompanying notes are an integral part of these financial statements

4

CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (Loss) $ (3,298)
  Adjustments to Reconcile Net Loss
    to Net Cash Used in Operating Activities:
    (Increase) Decrease in Operating Assets: -
      Accounts Receivable   (9,993)
    Increase (Decrease) in Operating Liabilities:
      Accounts Payable   9,161

NET CASH PROVIDED BY OPERATING ACTIVITIES $ (4,130)

CASH FLOWS FROM FINANCING ACTIVITIES
  Contributions of Additional Paid in Capital   3,600

NET INCREASE/(DECREASE) IN CASH $ (530)

CASH - Beginning of Year   1,668

CASH - Beginning of Year $ 1,138

The accompanying notes are an integral part of these financial statements

5

UNNERSTALL AND UNNERSTALL, CERTIFIED PUBLIC ACCOUNTANTS, P.C. • 18 WEST SECOND STREET • WASHINGTON, MISSOURI 63090-2531

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Centurion Securities Corporation (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated under the laws of Missouri in December, 1995. The company operates as a fully-disclosed introducing broker and does not maintain customer accounts or securities.

The accounting and reporting policies of the Company conform to generally accepted accounting principles within the broker-dealer industry. Following is a description of the more significant of the Company's accounting principles:

Method of Accounting
The Company maintains its accounting records on the accrual basis of accounting

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions
Commission income and expenses, as well as related clearing expenses, are recorded on a trade-date basis.

Income Taxes
Applicable income taxes are computed based on reported income and expenses, adjusted for permanent differences between reported and taxable income. The company uses the asset and liability method of accounting for income taxes, in which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using expected tax rates in effect for the year in which those temporary differences are expected to be settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period which includes the enactment date.

Statement of Cash Flows
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

6

2. INCOME TAXES

The Company has net operating loss carry-forwards totaling $38,541 which expire at various dates through 2026. The Company has established 100% valuation reserve on the net operating loss carry-forwards as it is more likely that not that, based on the current level of operations, some portion of the assets will not be realized.

3. RELATED PARTY TRANSACTIONS

Shareholders of the Company provide certain administrative services and equipment for the Company at no cost, while certain other purchases and services have been reimbursed for costs incurred by shareholders. Except for commissions on sales, no other salaries, wages, or forms of compensation are paid to shareholders or officers of the Company.

The Company shares office space with a company owned and controlled by one of the Company's principal shareholders. The Company and the related entity lease such space from an unaffiliated third party on a month-to-month basis. The Company's portion of such monthly rent expense totaled $1,800 for the year ended June 30, 2006.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. At June 30, 2006, the Company had net capital of $7,838, which was $2,838 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 1.6879 to 1.

5. SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

Concentration of Cash on Deposit and Uninsured Cash Balances
The Company has concentrated its credit risk for cash by maintaining deposits in financial institution within the geographic region of Washington, Missouri which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk to cash. All cash accounts were adequately secured as of June 30, 2006.

7

6. COMMITMENTS AND CONTINGENCIES

Legal Matters

Various matters have arisen in the normal course of business which, in the opinion of management after discussion with legal counsel, will not result in any material liability to the Company. One such matter is a case raised by certain customers of the Company alleging that the Company's two principal officers, acting in their own capacity as registered representatives of the Company, damaged the customers regarding certain investment transactions made for the customers. The plaintiffs requested that the NASD arbitration panel enter an award of compensatory damages, lost opportunity costs and model portfolio damages, unspecified punitive damages, prejudgment interest, and costs and attorney fees in excess of $400,000, With no admission of guilt, the matter was settled in March, 2006, resulting in payments of $24,000 to plaintiffs. Though the Company was named in the original case, the officers settled the matter individually, so the payments are not reflected in the accompanying financial statements. As long as payments outlined in the settlement agreement are paid in a timely manner, the plaintiffs have no recourse against the officers or the Company.

Clearing Fees

The Company does not maintain custody of individual client's assets, but uses a clearing house to hold the stocks, bonds, mutual funds and other investments of its customers. The Company must meet minimum deposit requirements mandated by the clearing houses, or a fee is charged. The individual owners of the Company are obligated personally for these shortfalls so these fees, which totaled about $1,600 for the year ended June 30, 2006, are not reflected in the expenses on the accompanying financial statements.

7. RISK MANAGEMENT

The Company is exposed to various risks of loss related to torts; theft of, damage to and destruction of assets; errors and omissions and natural disasters for which the Network carries insurance. There have been no significant reductions in coverage from the prior year and settlements have not exceeded coverage since inception.

8

UNNERSTALL AND UNNERSTALL, CERTIFIED PUBLIC ACCOUNTANTS, P.C. • 18 WEST SECOND STREET • WASHINGTON, MISSOURI 63090-2531

SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5

OF THE SECURITIES AND

EXCHANGE COMMISSION

CENTURION SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2006

Net Capital:
  Total Stockholder's Equity $ 7,973
  Deductions:
    Nonallowable assets - other assets   (135)
      Net Capital $ 7,838

Aggregate indebtedness $ 9,161

Minimum Net Capital Requirement $ 5,000

Excess Net Capital $ 2,838

Ratio of Aggregate Indebtedness to Net Capital   1.6879:1

Reconciliation with Company's Computation of
  Net Capital:
    Net Capital, as reported in Company's
      Part IIA (unaudited) FOCUS Report $ 7,973
    Adjustments - None   -
      Net Capital per Above $ 7,973

10

UNNERSTALL AND **UNNERSTALL**, CERTIFIED PUBLIC ACCOUNTANTS, P.C. • 18 WEST SECOND STREET • WASHINGTON, MISSOURI 63090-2531

All customers transactions are cleared through another broker-dealer on a fully-disclosed basis. Accordingly, Centurion Securities Corporation qualifies for the exemptive provision of (k)(2)(ii) of Rule 15c3-3.

11

UNNERSTALL AND UNNERSTALL, CERTIFIED PUBLIC ACCOUNTANTS, P.C. • 18 WEST SECOND STREET • WASHINGTON, MISSOURI 63090-2531

Since all customer transactions are cleared through another broker-dealer on a fully disclosed basis the requirements under rule 15c3-3 are not necessary.

12

UNNERSTALL AND *UNNERSTALL*, CERTIFIED PUBLIC ACCOUNTANTS, P.C. • 18 WEST SECOND STREET • WASHINGTON, MISSOURI 63090-2531



Tim A. Unnerstall, C.P.A.
Steven G. Unnerstall, C.P.A.

18 West Second Street
Washington, MO 63090-2531

UNNERSTALL
— and —
UNNERSTALL
Certified Public Accountants, P. C.

Phone: 636-239-6439
Fax : 636-239-1052

info@unncpa.com

INDEPENDENT AUDITORS' SUPPLEMENTARY
REPORT ON INTERNAL CONTROL

To Board of Directors and Stockholders
Centurion Securities Corporation

In planning and performing our audit of the financial statements and
supplemental information of Centurion Securities Corporation (the
Company), as of and for the year ended June 30, 2006, we considered the
Company's internal control, including control activities for
safeguarding securities, in order to determine our auditing procedures
for the purpose of expressing our opinion on the financial statements
and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Security Exchange
Commission (SEC), we have made a study of the practices and procedures
followed by the Company, including tests of such practices and
procedures that we considered relevant to the objectives stated in Rule
15c3-3, in making periodic computations of aggregate indebtedness and
net capital rule 17a-3(a)(11) and for determining compliance with the
exemptive provisions of Rule 15c3-3. Because the Company does not carry
securities accounts for customers or perform custodial functions
relating to customer securities, we did not review the practices and
procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications,
   and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities
   under Section 8 of Federal Reserve Regulation T of the Board of
   Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and
maintaining internal control and the practices and procedures referred
to in the preceding paragraph. In fulfilling this responsibility,
estimates and judgements by management are required to assess the
expected benefits and related costs of internal controls and of the
practices and procedures referred to in the preceding paragraph, and to
assess whether those practices and procedures can be expected to achieve
the SEC's objectives referred to above.

13

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design or operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above, except for the following two matters:

- Segregation of Functional Responsibilities - Because of a limited number of available personnel, it is not always possible to adequately segregate certain incompatible duties so that no one employee has access to both physical assets and the related accounting records, or to all phases of a transaction. Consequently, the possibility exists that unintentional or intentional errors or irregularities could exist and not be promptly detected. This material weakness is a common weakness found throughout small companies.

- Financial Record Keeping - Our audit procedures revealed a general lack of organization of financial records of the Company which created a material weakness in the financial record keeping of the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our research, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives, except as noted above.

14

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Unnerstall and Unnerstall

Unnerstall and Unnerstall
Certified Public Accountants, P.C.

August 24, 2006

UNNERSTALL AND UNNERSTALL, CERTIFIED PUBLIC ACCOUNTANTS, P.C. • 18 WEST SECOND STREET • WASHINGTON, MISSOURI 63090-2531